Gregory P. Rodgers	53rd at Third
Direct Dial: 212-906-2918	885 Third Avenue
greg.rodgers@lw.com	New York, New York 10022-4834
Tel: +1.212.906.1200 Fax: +1.212.751.4864
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Division of Corporation Finance United States Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549 Attention: Kathleen Suellentrop and James Lopez	Madrid	Washington, D.C.
Milan

Re:	Medpace Holdings, Inc.
Draft Registration Statement on Form S-1
Originally Confidentially Submitted March 15, 2016
CIK No. 0001668397

Ladies and Gentlemen:

Reference is hereby made to the above-captioned Draft Registration Statement on Form S-1 (as amended, the “Registration Statement”) of Medpace Holdings, Inc. (the “Company”). We supplementally advise the Staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission as follows on behalf of the Company:

•	In response to the comment letter from the Staff to Jesse J. Geiger, the Company’s Chief Financial Officer, dated June 1, 2016, the Company intends to add the paragraph included on Schedule I hereto as the final paragraph under the heading “Business—Our Services—Laboratories” in the Registration Statement.

•	The Company intends to add the paragraphs included on Schedule II hereto as a “Recent Developments” subsection under the heading “Prospectus Summary” in the Registration Statement.

We hope that the foregoing has been responsive to the Staff’s comment and look forward to resolving any outstanding issues as quickly as possible. Please do not hesitate to contact me at (212) 906-2918 with any questions or further comments you may have regarding the Registration Statement or if you wish to discuss the above.

June 10, 2016 Page 2

Very truly yours,

/s/ Gregory P. Rodgers

Gregory P. Rodgers,

of LATHAM & WATKINS LLP

Enclosures

cc: (via e-mail)

Dr. August J. Troendle, Medpace Holdings, Inc.

Jesse J. Geiger, Medpace Holdings, Inc.

Stephen P. Ewald, Esq., Medpace Holdings, Inc.

Howard A. Sobel, Esq., Latham & Watkins LLP

Glenn R. Pollner, Esq., Gibson, Dunn & Crutcher LLP

Schedule I

The majority of our laboratory services are performed as a component of a full-service clinical development arrangement with our customers. We also offer our laboratory services on a stand-alone basis, although this has historically represented an immaterial amount of our net service revenue. Regardless of the nature of the arrangement, our laboratory services are delivered consistently to our customers as a component of their clinical development activities.

Schedule II

Recent Developments

Set forth below are certain preliminary estimates of the results of operations based on information available as of the date of this prospectus for the Successor three months ended June 30, 2016. These preliminary estimates are not a comprehensive statement of our financial results for the Successor three months ended June 30, 2016 and have not been audited or reviewed by our independent registered public accounting firm. Our actual results may differ materially from these estimates due to the completion of our accounting closing procedures, final adjustments and other developments that may arise between now and the time the financial results for the Successor three months ended June 30, 2016 are finalized.

The following are preliminary estimates for the Successor three months ended June 30, 2016:

•	Net service revenue is expected to be between $ million and $ million, an [increase/decrease/ ] of % at the midpoint of the range, as compared to $76.8 million for the Successor three months ended June 30, 2015.

•	Net (loss) income is expected to be between $ million and $ million, an [increase/decrease/ ] of % at the midpoint of the range, as compared to $95.0 million for the Successor three months ended June 30, 2015.

•	Adjusted EBITDA is expected to be between $ million and $ million, an [increase/decrease/ ] of % at the midpoint of the range, as compared to $24.9 million for the Successor three months ended June 30, 2015.

•	Net new business awards are expected to be between $ million and $ million, an [increase/decrease/ ] of % at the midpoint of the range, as compared to $71.5 million for the Successor three months ended June 30, 2015.

•	Long-term debt, net and cash and cash equivalents are expected to be approximately $ million and $ million as of June 30, 2016 due to a voluntary principal payment of $ million during the quarter. The long-term debt, net amount is presented net of unamortized discount of $ million and unamortized debt issuance costs of $ million.

Additionally, as of June 30, 2016, backlog is expected to be between $             million and $             million, an [increase/decrease/         ] of     % at the midpoint of the range, as compared to $400.6 million as of June 30, 2015.

For additional information regarding net new business awards see “—Summary Historical Consolidated Financial and Other Data.”

Adjusted EBITDA is a non-GAAP measure and has certain limitations that are described in “Non-GAAP Financial Measures.” We include Adjusted EBITDA in this prospectus for the reasons described in “Non-GAAP Financial Measures.” We encourage you to review our financial information in its entirety and not rely on a single financial measure. The following table provides a reconciliation of our net (loss) income to Adjusted EBITDA for the Successor three months ended June 30, 2016 (estimated) and 2015 (actual).

	SUCCESSOR THREE MONTHS ENDED JUNE 30,
(In thousands, except percentages)	2016 (ESTIMATED LOW END OF RANGE)	2016 (ESTIMATED HIGH END OF RANGE)	2015 (ACTUAL)
Net (loss) income as reported	$	$	$95
Interest expense, net			6,902
Income tax provision (benefit)			868
Depreciation			1,537
Amortization			17,042

EBITDA			26,444

Stock compensation expense: liability awards mark-to-market (a)			(185)
Other transaction expenses(b)			—
Corporate campus lease payments(c)			(930)
Litigation matters(d)			(391)
Adjusted EBITDA	$	$	$24,938

(a)	Consists of period end and modification date mark-to-market fair value adjustments associated with liability classified awards. All outstanding stock option awards as of June , 2016 were modified and qualify as equity for accounting purposes and are no longer required to be measured at fair value at each period end.

(b)	Represents advisory costs and other fees related to the initial public offering.

(c)	Represents cash rental payments on two corporate headquarter buildings that are accounted for as deemed assets and subject to depreciation expense over the life of the lease. Payments made for these leases are accounted for with a principal portion and an interest portion, consistent with deemed landlord liability accounting. These adjustments for purposes of arriving at Adjusted EBITDA have the effect of presenting these leases consistently with all other office lease rentals that we have globally.

(d)	Represents non-recurring costs and recovery related to a customer bad debt and non-recurring expenses related to the settlement of an employment matter.

The preliminary estimated financial results included in this prospectus have been prepared by, and are the responsibility of our management. Neither our independent registered public accounting firm, Deloitte & Touche LLP, nor any other independent registered public accounting firm has audited, reviewed or compiled, examined or performed any procedures with respect to the estimated results, nor have they expressed any opinion or any other form of assurance on the preliminary estimated financial results. These preliminary estimates reflect management’s estimates based solely upon information available as of the date of this prospectus and are not a comprehensive statement of our financial results for the Successor three months ended June 30, 2016. The information presented herein should not be considered a substitute for the financial statements for the Successor three months ended June 30, 2016 once they become available.

The estimates for the preliminary estimated financial results described above constitute forward-looking statements and are not guarantees of future performance or outcomes. We have provided a range for certain of the preliminary estimated financial results described above primarily because our financial closing procedures for the Successor three months ended June 30, 2016 are not yet complete and our financial results for the Successor three months ended June 30, 2016 will not be publicly available prior to the completion of this offering. As a result, there is a possibility that actual results will vary materially from these preliminary estimates. Accordingly, you should not place undue reliance upon these preliminary financial results. We do not expect to disclose publicly whether or not our expectations have changed or to update our expectations, other than through the release of actual results in the ordinary course of business. Please refer to “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements” in this prospectus for factors that could cause actual results to differ from those described above. These preliminary results should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements and related notes thereto included elsewhere in this prospectus.